INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

April 11, 2008

Introduction

This Management Discussion & Analysis for International Tower Hill Mines Ltd. (the “Company” or “ITH”) for the period ended August 31, 2007 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of April 11, 2008 and should be read in conjunction with the Company’s audited consolidated financial statements for the nine month period ended February 29, 2008.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars.  The Company was a “Venture Issuer” as defined in NI 51-102, as at May 31, 2007 and thereafter until August 3, 2007 when its common shares became listed on the American Stock Exchange.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated property acquisitions, future anticipated exploration program results and the timing thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations.

This management discussion and analysis contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Overall Performance

During the three month period ended February 29, 2008, the Company:

  The Company announced initial inferred resources on three of its Alaskan projects which total approximately 3.4 million ounces, with the Livengood project having over 3 million ounces.

  The Company announced an $11M 2008 exploration program focusing on resource expansion on the Livengood project, initial resource definition on the North Bullfrog project in Nevada and aggressive follow-up surface exploration on its Chisna gold-copper porphyry project.

  The Company began drilling on the North Bullfrog project in January.  The program will complete approximately 8,500 metres and assess the resource potential of the Mayflower target and conduct initial new discovery drilling on the Air Track Hill project.

  The Company has acquired a key land package on the eastern side of its BMP project which hosts significant gold-silver rich copper and nickel mineralization.

  As part of its focused 2008 resource expansion program which has prioritized the project portfolio the Company has sold its option interest in the South Estelle project for a large share consideration and a retained royalty.

The very encouraging resource numbers from the Company’s initial three drilling projects is an outgrowth of its diligent and focused exploration efforts in 2006 and 2007.  These projects along with its new resource definition program on its North Bullfrog project in Nevada will form the cornerstones for a major resource expansion initiative in 2008.  The Company believes that this expansion effort coupled with the dramatic increase in the gold price will bring a significant value increase to its shareholders as the Company pursues its goal of becoming a near-term gold producer with a rapidly expanding resource base.

The Company has positioned itself to successfully complete its planned 2008 program with the initiation of the North Bullfrog drilling program and the contracting of 2 reverse circulation and drill rigs and one core rig for the Livengood project as part of a 40,000+ metre program (50,000 meters Companywide for 2008).  The Livengood drilling program will begin at the end of April following the completion of the North Bullfrog program and is scheduled to continue to December.  In addition the Company has positioned assets and signed contracts for an aggressive surface exploration program on its key new discovery projects in Alaska Chisna and BMP.

Current Exploration Activities

Alaska - Sale Properties

Livengood

The Livengood project is owned 100% by ITH and is located in Alaska, 110 kilometres north of Fairbanks along the paved Elliot highway and Trans Alaska Pipeline corridor.  ITH controls 100% of its 44 square kilometre land package, which is primarily made up of leased land from the Alaska Mental Health Trust.

The primary target on the Livengood Project is a Cretaceous intrusion-related gold system, hosted in Devonian sediments and volcanics.  Mineralization has been intersected in all of the major rock units within the main surface geochemical gold anomaly, which covers approximately 4 square kilometres.  The results to date indicate the Livengood project has potential for a large, near surface, bulk tonnage gold deposit.

During the quarter ITH announced its initial mineral resource estimate for the Money Knob deposit at its Livengood project near Fairbanks, Alaska.  The independent study determined an initial inferred gold resource of 3.1 million ounces at a cutoff grade of 0.3 g/t having an average grade of 0.54 g/t gold (Table 1).

The highly encouraging results from work on the Livengood project to date have triggered a major expansion by the Company of the planned Livengood 2008 work program, which will focus on doubling the overall resource, converting a large portion of the inferred resources to indicated and measured and gathering the data needed to complete a preliminary economic scoping study by the middle of 2009.  The Company has budgeted a total of $7.5 million to complete this program.

The Company recently received the results from a preliminary gold characterization study involving bottle roll samples processed by Hazen Research Inc. (see Table 2) which indicate very high, rapid, cyanide extractions for the oxide and weakly oxidized ores (averaging 96.7%) with moderate to lower extractions for the deeper non-oxidized ores (averaging 58.7%).

The independent Livengood study noted that the project has significant expansion potential.  At this time, the Company estimates that roughly 25% of the known mineralized zone has been drilled.  The Livengood target is open to the west and drilling is planned to identify high grade sediments which could improve the overall average grade of the deposit.

As a comparison, the Fort Knox mine, one of North America’s larger gold mines and located 80 kilometres to the south of Livengood, reported in their March 30, 2007 43-101 technical report a proven and probable resource base of 159Mt at an average grade of 0.53g/t gold.  The Fort Knox mine is currently constructing a large run of mine heap leach facility to augment their milling facility, and estimates an average heap leach recovery of 61% for the run of mine ore.  The Fort Knox mine reported gold production in 2006 of 333,383 ounces at a total cash cost below $400/ounce.

Geological Review

On February 15, 2008 Giroux Consultants Ltd. and Mineral Resource Services Inc. delivered the final draft of their technical report on the Livengood project (the “Report”), which includes information from the mineral resource estimate and from surface exploration completed in 2007.  This information defines the key gold mineralizing stages in the deposit and possible ore controls.  Primary ore controls appear to be the intersection of favourable host lithologies with major structural zones which are interpreted to have acted as conduits for intrusion-related gold bearing fluids.  The volcanic rocks form a particularly favourable host and are persistently mineralized.  Mineralization in the Money Knob deposit occurs from the surface and forms stratiform and cross-cutting bodies in a folded and faulted sedimentary and volcanic sequence.  The main body of mineralization lies along an east-west structural zone that is at least 2 kilometres long and varies in width from 300 to 800 meters.  This large structural zone has localized a series of 90 million year old (Fort Knox age) dikes, sills and plugs that are believed to be related to the gold mineralization.  The configuration and thickness of the mineralized zones suggest a near-surface bulk-mining scenario.

Resource Estimate

The inferred mineral resource estimate for the Livengood deposit covers an area of approximately two square kilometres and is based on 39 drill holes, which have an average depth of 212 meters, and 7 trenches averaging 60 meters in length.

One quarter of this area (0.4 square kilometres) accounts for 25 of the drill holes.  In this small area two volumes of volcanic rocks were modeled, one of which is a flat-lying sheet, with the other being a more steeply-dipping fault controlled zone.  All the mineralization outside of the two volcanic sequences was grouped together because there is not enough geological information at this point to delineate specific controls on the mineralization.  Statistically, each of the geological volumes was treated independently with individual capping grades applied to gold and silver.

Variogram modeling was done using 5 metre composites, except where the composites cut the modelled volcanic boundaries in which case 2.5 meter composites were used.  Bulk density was established by estimating the volume of weighed core samples, which yielded an average density of 2.78 for all rock types.  In the model, blocks with dimensions of 20 x 20 metres horizontal and 5 metres vertical were estimated by ordinary kriging.  The global resource estimate is given in Table 1.  The volume of mineralized volcanics could potentially be much larger since the information shows that the volcanics could extend for at least 1,000 meters to the east of the modeled volcanic zone and the western extension remains open.

Table : Livengood Global Inferred Resource*

Gold Cutoff	Tonnes > Cutoff	Grade > Cutoff
(g/t)	(tonnes)	Gold (g/t)	Silver (g/t)	Gold (Ounces)	Silver (Ounces)
0.20	272,610,000	0.44	0.28	3,860,000	2,463,000
0.30	181,070,000	0.54	0.30	3,117,000	1,752,000
0.40	123,080,000	0.62	0.32	2,469,000	1,270,000
0.50	82,880,000	0.71	0.32	1,889,000	854,000
0.60	49,840,000	0.82	0.30	1,311,000	475,000
0.70	29,530,000	0.93	0.30	886,000	286,000
0.80	22,610,000	0.99	0.29	720,000	214,000
0.90	10,280,000	1.16	0.38	382,000	125,900
1.00	6,780,000	1.26	0.43	275,700	92,700

* Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

Gold Characterization/Cyanide Leach Test Results

The Report describes the recent results of cyanide extraction tests carried out on selected samples by Hazen Research Inc.  Samples were selected to represent variations in the grade, degree of oxidation and alteration style.  The results show that the gold is readily recovered from the oxidized and partially oxidized ore types with lower recoveries from un-oxidized ores (Table 2).  Further testing is in progress to determine the heap leach potential for the Livengood ore as well as additional testing of the un-oxidized ore to determine the optimum and most cost effective extraction method.

Table 2 Preliminary Cyanide Extraction Results*

Sample #	Ore Type	Average Grade (g/t)	% Cyanide Extraction*
1	Oxide Sediments	1.52	99.9%
2	Oxide Sediments High-grade	10.80	96.9%
3	Un-Oxidized Volcanic	1.52	59.7%
4	Oxide Sediments	1.39	99.9%
5	Un-Oxidized Volcanic	1.38	42.3%
6	Weakly Oxidized Volcanic	1.06	90.2%
1A	Volcanic Un-Oxidized	2.30	60.9%

* Samples were 300 gram bottle rolls with sample material crushed to ~200 mesh and sampled every 8-10 hours for a total of 48 hours

BMP

The BMP project land package was expanded during the quarter with the addition of a 61Km2 block of ground from Cook Inlet Region, Inc., an Alaskan Native Corporation, (CIRI).

The BMP project area hosts a number of highly prospective base and precious metal occurrences originally discovered by the Anaconda Mining Company in the early 1980’s.  Two holes drilled by Anaconda intersected a shale-hosted massive sulfide body which returned grades of 4.0% copper, 0.3% lead, 1.0% zinc and 370 g/t silver over a true thickness of 3.5 metres and 0.9% copper, 1.0% lead, 6.0% zinc and 177 g/t silver over a true width of 5.5 metres.  Sampling by ITH on the 6120 target returned average grades of 2.3% copper, 3.4g/t gold, 33g/t silver, 0.16% nickel and 0.07% cobalt from 20 samples of an outcropping skarn zone 5 kilometers south of the Anaconda drilling (Fig. 1).

The historic drilling by Anaconda on the Dall prospect and recent ITH surface discoveries of high-grade massive sulfide mineralization have confirmed the presence of both silver-rich and gold-rich copper mineralization over an 8 kilometre strike length.  The mineralization along the prospective corridor represents a very attractive gold-silver rich base metal target which will be the focus of an airborne geophysical survey in the spring of 2008 and extensive surface exploration in the summer.

The current BMP property covers 145 square kilometers of Alaska State mining claims and CIRI leased land held 100% by the ITH and located approximately 40 kilometres north of the Company’s Terra project.  The property is underlain by sediments similar to the Selwyn Basin in the Yukon Territory, which hosts numerous large SedEx  zinc deposits.  Several significant shale-hosted polymetallic mineral occurrences are known within the property area.  In addition, the area has been intruded by a number of Tertiary age porphyries which have formed copper-zinc-silver skarns and breccia pipe style deposits indicating the potential for a large porphyry deposit.  The property has never been systematically explored using modern techniques.

The Company’s new Dall-6120 gold-copper corridor was originally discovered by the Anaconda Mining Company in the 1980’s immediately prior to their exit from Alaska with no follow-up to the initial drill discoveries over the past 20 years.  The historic Anaconda drilling linked with a geophysical survey, indicates continuity of the sulfide body over at least 150 metres of strike.  Mapping by the Company suggests that the Dall mineralization is hosted by a fault zone developed in a North-South anticlinal hinge zone which may extend 3 kilometres to the north where another mineralized zone occurs.  The 6120 prospect occurs 5 kilometres to the south adjacent to a large Tertiary pluton. ITH believes that the BMP project offers significant potential for discovery of a major new precious metal-rich, base metal deposit.

%Cu
Au g/t
0.9 3.89
10.8 0
1 25.2
0.3 0
1.3 0
4.2 6.98
0.6
0.23
0.3 0.01
1.8 0.85
0.6 0
0.5 0.25
0.9 0.34
13.8 19.7
1.6
0.19
1.7 1.63
1 7.7
0.7 0.1
3.5 1.24
0.8 0.14
0 0.01
100m

Figure : 6120 Prospect showing the distribution of high-grade copper and gold mineralization.

Term Sheet with Cook Inlet Region, Inc.

ITH and CIRI have signed an exploration option/lease agreement covering a 61 square kilometre area located immediately adjacent to the eastern side of the Company’s existing BMP claim block.  The general terms of the agreement are as follows:

Exploration Agreement (3 year initial term with automatic 3 year renewal)

  Payments:  Annual rental payment of USD 20,000 per year for the first 3 years, increasing to USD 40,000 for years 4 through 6.

  Work Commitments:  USD 75,000 in year 1 escalating to USD 500,000 in year 5.  At the end of year 3, the Company will be required to reduce the lands subject to the agreement by 50% unless otherwise justifiable geologically, in which case a bonus of USD 5.00 per acre is payable upon the renewal for all lands in excess of 50%.

  Lease Option:  Upon having expended a minimum of USD 800,000, drilled 2,500 feet of core drilling and produced a pre-feasibility study, the Company may elect to enter into a mining lease over some or all of the ground

Mining Lease (15 year initial term, and so long thereafter as commercial production continues)

  Advance Minimum Royalty:  Payments of USD 150,000 in years 1-3, USD 200,000 in years 4-5 and USD 400,000 for year 6 and beyond (unless a feasibility study has been completed).  AMR payments are 50% deductible from royalty payments.

  Sliding Scale Royalty:  An NSR Royalty of between 1 and 2.5% before payback and between 2 and 5% (depending upon the gold price) after payback is payable in respect of precious metals, and an NSR Royalty of 1% before payback and 3% after payback is payable in respect of base metals.  In both cases, CIRI will have the option to replace the NSR Royalty with a Net Profits Interest Royalty (10% before payback and 20% after).

  CIRI Participation Option:  Upon a production decision being made, CIRI will have the right to acquire up to a 15% working interest in the leased area by contributing 2 times its pro rata share of the cumulative project expenditures by the Company (other than AMR payments) to the date of the exercise of CIRI’s participation option.

Coffee Dome

No significant work took place during the quarter.

Chisna

No significant work took place during the quarter.

West Tanana

No significant work took place during the quarter.

West Pogo and Gilles

No significant work took place during the quarter.

Alaska - Optioned Properties

LMS

During the quarter The Company announce the results of its initial resource study of the Camp Zone deposit at its LMS project near Delta Junction, Alaska.  The independent study determined an initial inferred gold resource of 167,000 contained ounces of gold at a cutoff grade of 0.3 g/t having an average grade of 0.89 g/t gold (see Table 1).

The study noted that due to the wide-spaced nature of the drilling much of the high-grade mineralization (see Table 2) could not be accurately modeled and was excluded from the resource estimate. Considerable upside exists to bring this population into the resource model with additional drilling.  The encouraging, open-ended, resource model, linked with high preliminary gravity gold extraction values underpin the high potential of this well-mineralized project area.  In addition, ITH conducted an extensive surface exploration program in 2007 that identified a number of other strong gold in soil anomalies that have potential to significantly expand the Camp Zone along trend and for other new Camp Zone type discoveries.  The report highlights a number of areas for follow-up drilling to expand the Camp Zone and to test new ‘Camp Zone-type’ targets on the Companies large land position.

The LMS project is located in Alaska, 40 kilometres south of the Pogo Gold Mine and within 14 kilometres of the Richardson paved Highway and utility corridor. ITH is earning a 60% interest in the LMS project from AngloGold Ashanti (USA) Exploration Inc.

On February13, 2008 Giroux Consultants Ltd. and independent qualified person Paul Klipfel delivered a final draft of a technical report that includes information from the resource estimation study, surface exploration and petrographic studies completed in 2007. The report summarizes the results from 36 drill holes (3293 assayed intervals) covering an area of approximately one square kilometre. It describes the main mineralized zone as a 1-5 metre thick, shallowly-dipping, tabular zone of siliceous breccia and graphitic schist hosted in a mica schist sequence.  The primary ore controls appear to be a combination of favourable host alteration zones and deep-seated feeder structures. The zone remains open to the north and west. The results from a petrographic and fluid inclusion study of the mineralization indicate that the bulk of the gold mineralization in the system is likely intrusion-related and may be of similar age to the intrusion related Pogo deposit 40 kilometres to the north. An initial gold characterization analysis at LMS showed that 95% of the gold reports as native gold with a simple gravity separation. The report’s conclusions have been incorporated into the overall LMS exploration model for further exploration in 2008.

Resource Estimate Calculation

The inferred mineral resource for the LMS deposit is based on 24 drill holes covering approximately 250 metres of strike length and 590 metres down dip.  All twenty four holes intersected the mineralized zone and mineralization remains open to the north and at depth. A geological model of the mineralized graphitic schist and breccia zone was constructed and forms the basis of the resource model. Within the modeled volume nine gold assays were capped at 7.5 g/t gold.  Two metre composites were formed and modelled using semi-variograms.  Bulk density was established by estimating the volume of weighed core samples yielding an average density of 2.6 for the mineralized zone and 2.68 for the surrounding schist.  Blocks 5 metres vertical by 10 metres north-south and 10 metres east-west were estimated by ordinary kriging.

Due to the wide-spaced distribution of drilling, high-grade feeder veins, which returned intercept values ranging from 3 to 121 g/t gold were not incorporated into the model (see Table 2).  If the density of drilling was increased it is possible that the high grade mineralization outside the graphitic schist envelope could become an important part of the resource model.

Table : Camp Zone Inferred Resource Estimate*

LMS TOTAL INFERRED RESOURCE
Au Cutoff	Tonnes > Cutoff	Grade > Cutoff	Contained
(g/t)	(tonnes)	Au (g/t)	Ounces Gold
0.10	9,680,000	0.61	190,000
0.20	7,460,000	0.75	180,000
0.30	5,860,000	0.89	167,000
0.40	4,780,000	1.01	155,000
0.50	4,110,000	1.10	145,000
0.60	3,610,000	1.18	137,000
0.70	3,130,000	1.26	127,000
0.80	2,710,000	1.34	116,000
0.90	2,370,000	1.41	107,000
1.00	2,050,000	1.48	97,000

* Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

Table : Intercepts of greater that 10gxm Au* which were excluded from the resource estimate.

HoleID	From	To	Length m	g/t	Lithology
LM-05-02	25.91	27.43	1.52	7.27	schist-qtz mus
LM-05-07	30.48	33.53	3.05	4.09	schist-qtz mus
LM-05-11	121.92	125.12	3.20	16.28	schist-bio chl mus
includes	123.90	124.66	0.76	61.00
LM-05-12	142.95	146.33	3.38	21.72	schist-qtz mus
includes	144.23	146.33	2.10	33.11
	171.75	173.28	1.53	35.40	schist-qtz mus
LM-05-13	46.63	51.21	4.58	3.30	schist-qtz bio
LM-06-21	299.92	302.73	2.81	30.08	gneiss-bio
includes	302.06	302.73	0.67	121.00
	308.76	309.37	0.61	24.00	gneiss-bio
LM-06-25	116.59	116.89	0.30	68.00	schist-bio musc qtz
LM-06-26	269.75	272.19	2.44	4.94	gneiss-bio mus qtz
	282.24	286.21	3.97	11.81	gneiss-bio mus qtz
includes	282.24	283.68	1.44	27.70
	380.33	380.94	0.61	22.30	gneiss-bio mus qtz
LM-06-31	265.63	270.78	5.15	4.18	gneiss-bio mus
includes	267.68	270.78	3.10	5.69

*Intercepts calculated with 1g/t cutoff, max 1.5 meter internal waste, outliers have to carry the internal waste to cutoff.

Terra

During the quarter the Company announced the results of its initial resource study of the Bens Vein deposit, the first of four known gold vein system on the Terra project in Alaska.  The independent study determined an initial inferred gold resource of 168,000 ounces gold and 318,000 ounces silver at a cutoff grade of 5 g/t gold having an average grade of 12.2 g/t gold and 23.1 g/t silver over an average 2.3 meter width (2-1 silver to gold ratio).

The report classifies the Terra vein systems as bonanza style from a shallow mesothermal or deep epithermal setting.  Recommendations in the report include additional drilling to expand the Ben Vein resource as well as testing numerous other targets along the main trend. The Company is very pleased with the continuity and expansion potential the project has shown with only a limited amount of drilling and is currently assessing how best to advance the deposit in relation to a number of other high potential opportunities that it has in 2008.

The Terra project is located in Alaska, 200 kilometres west of Anchorage.  ITH has earned a 60% interest in the Terra project from AngloGold Ashanti (USA) Exploration Inc.

On February 1, 2008 Giroux Consultants Ltd. and independent qualified person Paul Klipfel provided the company with a final draft of their review of the Terra Project which includes information from the resource estimation study and surface exploration from 2006 and 2007.  This information outlines the principal controls and initial grade potential of the Ben Vein system, the first of four know vein systems to be explored in detail.  These drilling results establish the continuity of the steeply dipping Bens Vein system and highlighted its significant expansion potential.  In addition the report confirms the need to test other outlying targets along trend which have very similar characteristics to the Ben system and return similar high-grade vein intersections from initial scout drilling.  The high gravity recovery results (79% as native gold; 10% Au in sulphide concentrate), from the initial gold characterization studies are encouraging for the development of a high-grade low-cost process plan for the deposit with minimal environmental impact.

High-grade gold mineralization is spatially associated with a Cretaceous diorite intrusive suite (Donlin Creek age; 65-75m.y.) that is exposed over a strike length of approximately 8 kilometres. Surface samples have returned high-grade gold values along a  5 kilometre portion of this trend from the Ice Vein system in the south to the Fish Creek vein system in the north (Bens Vein deposit in the middle)    Gold in the Bens Vein deposit occurs as native gold and electrum with associated silver minerals.

Resource Estimation

The inferred resource for the Bens Vein deposit is based on 20 drill holes covering approximately 350m of strike length and 350 meters down dip.  All twenty holes intersected the vein structure and mineralization remains open to the north and at depth.  Three gold assays were capped at 82 g Au/t and three silver assays were capped at 267 g Ag/t.  One metre composites were formed and modelled using semivariograms.  Bulk density was established from samples sent to ALS Chemex and a specific gravity of 2.66 was used for vein material while 2.80 was used for diorite.  Blocks 5 m E-W, by 10 m N-S and 10 m vertical were estimated by ordinary kriging.

Table 1: Ben Zone Inferred Resource Estimate

INFERRED RESOURCE WITHIN 1.0 g/t Au SHELL
Au Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained Metal
(g/t)	(tonnes)	Au (g/t),	Ag (g/t)	Au (ozs)	Ag (ozs)
5.00	428,000	12.20	23.11	168,000	318,000
6.00	402,000	12.64	24.02	163,000	310,000
7.00	383,000	12.95	24.72	159,000	304,000
8.00	364,000	13.22	25.33	155,000	296,000
9.00	335,000	13.63	26.50	147,000	285,000
10.00	292,000	14.22	27.97	134,000	263,000
11.00	248,000	14.89	29.60	119,000	236,000
12.00	209,000	15.52	31.15	104,000	209,000

Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

Alaska – Other Properties

South Estelle

The Company has agreed to sell its interest in the South Estelle Project, Alaska to Millrock Resources Inc., a public company listed on the TSX Venture Exchange (TSXV: MRO).  The Company holds an option to earn up to an 80% interest in the South Estelle project from the Hidefield Gold Plc and Mines Trust Ltd.  The sale of the South Estelle interest is part of the Company’s portfolio rationalization plan for 2008, which will permit it to focus on its core assets.  In 2008 the Company will concentrate on its major resources expansion drill program at the Livengood project, as well as carrying out aggressive exploration programs on its Chisna and BMP projects.  In addition, the Company is currently conducting a resource definition drilling program on its North Bullfrog project in Nevada.

Under the terms of the purchase and sale agreement dated as of April 2, 2008 with Millrock (“Sale Agreement”), Talon Gold Alaska, Inc., the Company’s wholly owned Alaskan subsidiary (“Talon”), will sell all of its interest in the South Estelle project to Millrock in consideration of the issuance of 650,000 common shares of Millrock to Talon, and the grant by Millrock to Talon of a 1% net smelter return royalty on Millrock’s interest in the property.  Millrock will assume all of the obligations of Talon under the May 29, 2007 option agreement with Hidefield/Mines Trust, and will indemnify Talon in respect of any liabilities thereunder arising after the closing date.  The Sale Agreement is subject to the acceptance for filing by the TSX Venture Exchange on behalf of Millrock.  Closing is anticipated within 5 days after such acceptance is received by Millrock, and is subject to the usual closing conditions for a transaction of this nature.

Nevada Option Properties

North Bullfrog

A resource definition drilling program was begun on the N. Bullfrog project this quarter.  The program is focus on defining an initial resource on the Mayflower target as well as testing targets in the Air Track Hill target area.

The Mayflower property lies at the south end of the North Bullfrog Project area which is located near Beatty, Nevada.  The Mayflower Mine, situate on the property, was developed along a northwest-trending, steeply-dipping, high-grade quartz-calcite vein system hosted in volcanic rocks.  The mine was active intermittently from 1905 until about 1941, with at least 1,100 metres (3,500 feet) of workings to a depth of at least 150 metres, but no historic production records are available.  Historic mapping and sampling along the Mayflower structural zone reportedly outlined a target which is over 900 metres long and remains open under cover to the south-east.

Previous drilling conducted by Barrick Gold Corporation in the mid 1990’s on the Mayflower property returned encouraging results.  Information provided to the current property owners in a Barrick project summary report indicates that Barrick drilled a total of 29 holes (4,497 metres) and reported significant intersections of gold mineralization within 200 metres of surface (Table 1), including 8.3 g/t gold over 12.2 metres (including 28.8 g/t gold over 3 metres) and 4.2 g/t gold over 26 metres (including 41.5 g/t gold over 1.5 metres).  Of the 29 holes, 19 had at least 3 metres of 0.3 g/t gold, while the remaining 10 encountered no significant mineralization.  Drilling was shallow, and the mineralization remains open along strike and at depth.  The Barrick report further indicates that there is a significant halo of low-grade mineralization surrounding the higher-grade veins, with some holes intersecting multiple veins separated by thick zones of low-grade gold – for example, hole NB202, which returned 42.7 metres of 1.55 g/t gold.  The Company cautions that it has not independently verified any of the results reported by Barrick, but believes such information to be reliable.

Table 1: Historic Mayflower Drilling Results*

(Intervals calculated using 0.25 g/t gold cutoff, intersections reported below are not necessarily true widths)

Drill Hole	From (m)	To (m)	Length (m)	Gold (g/t)
NB14	45.7	70.1	24.4	0.722
NB110	198.1	216.4	18.3	0.500
NB198	48.8	61	12.2	8.322
including	48.8	51.8	3.0	28.820
	70.1	86.9	16.8	1.132
including	77.7	79.2	1.5	5.250
NB202	77.7	120.4	42.7	1.551
including	85.3	88.4	3.0	7.480
NB216	59.4	74.7	15.2	1.120
NB217	15.2	32	16.8	2.105
including	16.8	19.8	3.0	5.651
NB219	41.1	47.2	6.1	1.402
including	44.2	45.7	1.5	4.310
NB219	56.4	65.5	9.1	1.639
including	56.4	57.9	1.5	4.315
NB220	118.9	125	6.1	5.458
including	118.9	121.9	3.0	10.205
NB223	47.2	50.3	3.0	2.752
including	48.8	50.3	1.5	5.171
NB223	71.6	97.5	25.9	4.146
including	73.2	76.2	3.0	22.463
including	73.2	74.7	1.5	41.500
NB224	96	112.8	16.8	0.388
NB227	27.4	50.3	22.9	0.970
including	42.7	44.2	1.5	3.801
NB233	19.8	25.9	6.1	0.879
NB233	41.1	54.9	13.7	1.199

* Assay data taken from results reported by Barrick Gold Corporation and are believed to be representative, although the Company has not yet confirmed these with its own drill data.  Until such confirmation has been obtained, readers should not place undue reliance on the information contained herein.

Painted Hills

No significant work occurred on the project this quarter

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this management discussion and analysis with respect to the Company’s mineral properties.  Mr. Pontius is the President and Chief Executive Officer of the Company.

The work programs at the Company’s Alaska and Nevada properties have been designed and are supervised by Dr. Russell Myers, Vice President - Exploration of Talon Gold (US) LLC (a wholly owned subsidiary of the Company responsible for carrying out the exploration programs on the Company’s Alaskan properties), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  All geochemical samples are secured and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

The resource statement information in this Management Discussion and Analysis is based on information contained in a draft Technical Report  provided by Mineral Resources Services Inc. and Giroux Consulting which will be filed with SEDAR.  The work program at Terra was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the Company’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Dr. Paul D. Klipfel, Ph.D., AIPG, a consulting economic geologist employed by Mineral Resource Services Inc., has acted as the Qualified Person, as defined in NI 43-101, for the exploration data and supervised the preparation of the technical exploration information on which some of this news release is based.  Dr. Klipfel has a PhD in economic geology and more than 28 years of relevant experience as a mineral exploration geologist. He is a Certified Professional Geologist [CPG 10821] by the American Institute of Professional Geologists.  Both Dr. Klipfel and Mineral Resource Services Inc. are independent of the Company under NI 43-101.

Mr. Gary Giroux, MASc., P. Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., has acted as the Qualified Person, as defined in NI 430-101, for the Giroux Consultants Ltd. mineral resource estimate.  He has over 30 years of experience in all stages of mineral exploration, development and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation and has practiced as a Geological Engineer since 1970 and provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Company under NI 43-101.

Risk Factors

Due to the nature of the Company’s proposed business and the present stage of exploration of its Alaskan and Nevada property interests (which are primarily early stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of the minerals that may be contained in any mineral deposit that may be discovered by the Company will be such that such property could be mined at a profit.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties will be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs.  The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There can be no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.  In particular, failure by the Company to raise the funding necessary to maintain in good standing the various option and lease agreements it has entered in could result in the loss of the rights of the Company to such properties.

Foreign Counties and Regulatory Requirements:  All of the mineral properties held by the Company are located in the United States of America where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its Alaskan mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian and United States dollars.  The Company’s operations in the United States of America and its payment commitments and exploration expenditures under the various agreements governing its rights to the Alaskan mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Price Fluctuations and Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

Selected Annual Information

Selected Financial Information

Description	February 29, 2008 $	February 28, 2007 $
	(nine months)	(nine months)
Interest Income	495,179	159,367

Consulting	243,594	2,250,602
Property investigation	104,644	187,552
Professional fees	128,249	105,602
Investor relations	488,127	641,831
Foreign exchange loss (gain)	160,058	(3,818)

Loss for the period	(2,047,183)	(6,449,337)
Per share	(0.05)	(0.26)
Total Current Assets	13,480,520	7,135,821
Mineral Properties	20,921,988	11,177,743
Long term financial liabilities	0	0
Cash dividends	N/A	N/A

The variation seen over such years is primarily dependent upon the success of the Company’s ongoing property evaluation and acquisition program and the timing and results of the Company’s exploration activities on its current properties, none of which are possible to predict with any accuracy.  The variation in income is related to the interest earned on funds held by the Company, which is dependent upon the success of the company in raising the required financing for its activities, which is also difficult to predict.

Summary of Quarterly Results

Description	February 29, 2008	November 30, 2007	August 31, 2007	May 31, 2007	February 28, 2007	November 30, 2006	August 31, 2006	May 31, 2006
Interest Income	$ 495,179	$ 342,860	$ 131,424	$ 89,224	$ 63,898	$ 69,173	$ 26,296	$ 6
Net loss for period	(1,070,039)	(445,900)	(531,244)	(2,216,684)	(4,699,290)	(1,391,652)	(358,395)	(27,171)
Per share	(0.03)	(0.01)	(0.01)	(0.32)	(0.26)	(0.08)	(0.02)	(0.01)

Results of Operations

Nine months ended February 29, 2008 compared with nine months ended February 28, 2007

For the nine months period ended February 29, 2008, the Company incurred a loss of $2,047,183 as compared to a loss of $6,449,337 for the period ended February 28, 2007.  The decrease is due to the wrote-off of $1,030,315 in property cost for our Siwash Silver leases and significant stock-based compensation expense detailed below, both in the prior period.

General and administrative (operating) expenses for the period totalled $2,382,303 compared to $5,455,250 in 2007.  The major expense categories which decreased consisted of wages of $889,167 (2007 - $1,812,465), consulting costs of $243,594 (2007 - $2,250,602), property investigation of $104,644 (2007 - $187,552) and investor relations expenses of $488,127 (2007 - $641,831). During the comparable 2007 period, the Company had only recently completed the acquisition of its Alaskan properties and had not fully developed its programs. Investor relations and travel increased as the Company grew its efforts to communicate with an expanding shareholder base. Included in these and certain other expenses categories was $351,037 (2007 - $4,250,261) of stock-based compensation charges as indicated below:

February 29, 2008	Before allocation	Stock-based compensation	After Allocation

Consulting	$ 188,691	$ 54,903	$ 243,594
Investor relations	301,799	186,328	$ 488,127
Salaries and wages	$ 779,361	109,806	$ 889,167
		$ 351,037

February 28, 2007	Before allocation	Stock-based compensation	After Allocation

Consulting	$ 61,491	$ 2,189,111	$ 2,250,602
Administration	35,500	62,996	98,496
Investor relations	139,832	501,999	641,831
Salaries and wages	$ 316,310	1,496,155	$ 1,812,465
		$ 4,250,261

Three months ended February 29, 2008 compared with three months ended February 28, 2007

For the three months period ended February 29, 2008, the Company incurred losses of $1,070,039 as compared to net losses of $4,727,190 for the period ended February 28, 2007.  The explanations above, particularly concerning stock-based compensation, relating to the nine month period to February 29, 2008 also apply to the comparative analysis relating to the three months period ended February 28, 2007.

Liquidity and Capital Resources

As at February 29, 2008, the Company reported cash and cash equivalents of $13,350,736 compared to $21,908,273 as of May 31, 2007.  The decrease in cash was mainly due to the mineral property acquisition and exploration costs of $7,534,875.

As at February 29, 2008, the Company had working capital of $13,151,336, compared to a working capital of $21,163,884 as at May 31, 2007.  The current cash and cash equivalents are sufficient to meet the Company’s anticipated cash requirements for the fiscal year ending May 31, 2008.

The Company expects that it will operate at a loss for the foreseeable future and that it will require additional financing to fund further exploration of current mineral properties or to acquire additional mineral properties.  Historically the Company has satisfied capital requirements primarily through the issuance of equity securities and through loan(s) from directors and officers.  The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of options or warrants) and, there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

The Company has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiaries for their immediate operating needs in Alaska and Nevada, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in GIC’s or Banker’s Acceptances issued by major Canadian chartered banks.

Transactions with Related Parties

During the nine month period the Company paid $428,408 (February 28, 2007 - $307,648) in consulting, rent, management fees and salaries to officers, directors and companies controlled by directors of the Company, $44,220 (February 28, 2007 - $16,740) in rent and management fees to a company with common officers and directors. These figures do not include stock-based compensation (see Note 6).

At February 29, 2008, included in accounts payable and accrued liabilities was $Nil (May 31, 2007 - $2,088) in expenses owing to the directors and officer of the Company.

These amounts were unsecured, non-interest bearing and had no fixed terms of repayment. Accordingly, fair value could not be readily determined.

These transactions with related parties have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

Although the Company is currently investigating a number of additional property acquisitions, and is entertaining proposals for the option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

Changes in Accounting Policies, including Initial Adoption

Effective June 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments.  These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)

Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006.  This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Changes in fair value are to be recognized in the statements of operations and comprehensive income.  All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.  As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to October 1, 2006 are recognized by adjusting opening deficit or opening accumulated other comprehensive income. All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification.

(b)

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of the net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.  The Company believes there is no material difference between comprehensive income (loss) and its net income (loss) for the period as reported.

Critical Accounting Estimates

The preparation of the Company’s financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of mineral property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Financial Instruments and Other Instruments

The carrying values of the Company’s financial instruments, which include cash, GST recoverable, prepaid expenses and deposits, GIC’s, Banker’s Acceptances, accounts payable and accrued liabilities, and due to related parties approximate their respective fair values due to their short-term maturity.  Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is recorded, processed, summarized and reported, within the time periods specified by applicable regulatory authorities.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure

Evaluation of Disclosure Controls and Procedures

Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have determined that the Company’s current disclosure controls and procedures are effective.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company’s internal control over financial reporting or any other factors during the six months period ended November 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure of Outstanding Share Data

Shares

The authorized share capital consists of 500,000,000 common shares without par value.  As at February 29, 2008 there were 39,933,142 common shares issued and outstanding, and as at the date of this MD&A there were also 39,933,142 shares outstanding.

Options

A summary of the status of the stock option plan as of February 29, 2008, and changes during the period is presented below:

	Nine months ended February 29, 2008		Year ended May 31, 2007
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Options outstanding, opening:	4,313,296	$2.70	-	$ -
Granted: agent’s compensation options	-	$ -	498,748	$1.30
Granted	190,000	$1.52	2,830,000	$2.70
Granted: agent’s compensation options	-	$ -	488,360	$2.70
Granted	-	$ -	845,000	$2.95
Exercised	(14,121)	$1.30	(348,812)	$1.30
Options outstanding, ending:	4,489,175	$2.65	4,313,296	$2.70

Stock options outstanding are as follows:

	Nine months ended February 29, 2008			Year ended May 31, 2007
Expiry Date	Exercise Price	Number of Shares	Exercisable at Period End	Exercise Price	Number of Shares	Exercisable at Year End

August 4, 2008	$1.30	135,815	135,815	$1.30	149,936	149,936
January 26, 2009	$2.70	2,830,000	2,830,000	$2.70	2,830,000	2,717,500
May 9, 2009	$2.70	488,360	488,360	$2.70	488,360	488,360
May 23, 2009	$2.95	845,000	845,000	$2.95	845,000	845,000
January 16, 2010	$1.52	190,000	190,000		-	-
		4,489,175	4,489,175		4,313,296	4,200,796

Warrants

Warrant transactions are summarized as follows:

	Nine months ended February 29, 2008		Year ended May 31, 2007
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Warrants exercisable, beginning of period	15,070,208	$2.04	1,000,000	$0.26
Issued – non-brokered private placement	-	-	3,999,855	$1.00
Issued – brokered private placement	-	-	2,799,802	$1.50
Issued – agent commission	-	-	174,560	$1.50
Issued – non-brokered private placement	-	-	1,200,000	$3.00
Issued – brokered private placement	-	-	6,104,500	$3.00
Issued – agent commission	-	-	212,242	$3.00
Exercised	(1,674,793)	$0.70	(420,751)	$(1.22)
Warrants exercisable, end of period	13,395,415	$2.21	15,070,208	$2.04

Warrants outstanding are as follows:

	Nine months ended February 29, 2008		Year ended May 31, 2007
Expiry date	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price

October 21, 2007	-	$0.26	950,000	$0.26
August 4, 2008	3,583,704	$1.00	3,891,743	$1.00
August 4, 2008	2,247,491	$1.50	2,656,020	$1.50
August 4, 2008 – commission warrants	47,478	$1.50	55,703	$1.50
May 9, 2009	7,304,500	$3.00	7,304,500	$3.00
May 9, 2009 – commission warrants	212,242	$3.00	212,242	$3.00
Warrants exercisable, end of period	13,395,415	$2.21	15,070,208	$2.04

Disclosure with Respect to Management Compensation

As required by TSXV Policy, the Company provides the following disclosure with respect to management compensation:

1.

During the quarter the Company did not make, directly or indirectly, any standard compensation arrangements with directors and officers of the Company for their services as directors or officers of the Company or any of its subsidiaries, or in any other capacity.

2.

During the quarter the Company did not make any other arrangements under which directors and officers were directly or indirectly compensated for their services as directors and officers of the Company or any of its subsidiaries, or in any other capacity, from the Company or its subsidiaries.

3.

During the quarter the Company did not enter into any arrangement relating to severance payments to be paid to directors or officers of the Company or its subsidiaries.

Additional Sources of Information

Additional disclosures pertaining to the Company, including its most recent financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.ithmines.com.  Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.